20004621

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plum Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5640 West Maple Rd. Suite 101
(No. and Street)

West Bloomfield (City) Michigan (State) 48322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Plaine (248) 568-1426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C.
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy. # 800 (Address) Southfield (City) Michigan (State) 48034 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronal dS. Plaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plum Capital, LLC, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Owner & Principal

Title

NOAH JACOB CAPLAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES AUG. 21, 2020
ACTING COUNTY OF

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

M R P R
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Plum Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plum Capital, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity and its cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plum Capital, LLC as of December 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plum Capital, LLC's management. Our responsibility is to express an opinion on Plum Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plum Capital, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com
O 248.357.9000
F 248.357.9001

Auditor's Report on Supplemental Information

The supplemental schedules (Schedule I, Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3" and Schedule III "Information Relating to the Possession or Control Requirements Under Rule 15c3-3") have been subjected to audit procedures performed in conjunction with the audit of Plum Capital, LLC 's financial statements. The supplemental information is the responsibility of Plum Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (Schedule I, Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3" and Schedule III "Information Relating to the Possession or Control Requirements Under Rule 15c3-3") are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR GROUP, P.C.

We have served as Plum Capital, LLC's auditor since 2019.

Southfield, Michigan
February 25, 2020

Plum Capital, LLC

Statement of Financial Condition

As of December 31, 2019

Assets

Cash	$ 33,307
Marketable Securities	212,617
Prepaid Expenses	5,184
Total assets	$ 251,108

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 4,500
Total liabilities	4,500
Member's equity	
Member's equity	246,608
Total member's equity	246,608
Total liabilities and member's equity	$ 251,108

The accompanying notes are an integral part of these financial statements.

Plum Capital, LLC

Statement of Operations

For the Year Ended December 31, 2019

Revenue	
Dividend/Interest	$ 4,551
Investment Gain/Loss	20,418
Private Placement	256,000
Total revenue	$ 280,969
Expenses	
Regulatory Expense	$ 2,297
Compensation	142,196
FINOP and accounting fees	10,580
Professional fees	369
Insurance	28,114
Occupancy, computer and telephone	9,850
Other operating expenses	6,508
Total expenses	199,914
Net income	$ 81,055

The accompanying notes are an integral part of these financial statements.

Plum Capital, LLC

Statement of Changes in Member's Equity

As of and for the Year Ended December 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 225,553
Capital Contributions	80,000
Distributions to Members	(140,000)
Net income	81,055
Balance at December 31, 2019	**$ 246,608**

Plum Capital, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flow from operating activities:	
Net income	$ 81,055
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	
Unrealized gain/loss on marketable securities	(20,418)
Increase (Decrease) in assets:	
Prepaid Expenses	(751)
Increase (decrease) in liabilities:	
Accounts Payable and accrued expenses	5,387
Net cash provided by operating activities	$65,273
Cash flow from financing activities:	
Distributions to Members - net	(60,000)
Net cash used in financing activities	(60,000)
Net increase in cash	5,273
Cash at beginning of year	28,034
Cash at end of year	$33,307

PLUM CAPITAL, LLC

Notes to Financial Statements

December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plum Capital, LLC (the "Company") was formed in Michigan on March 2, 2017 as a Limited Liability Company. As of January 19, 2019, the Company was approved as a registered broker – dealer by the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue is recognized upon completion of a project. Recent accounting standard as to revenue recognition impact most industries including broker – dealers. The complex arrangements between broker – dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non – public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting within these standards. 100% of 2019 revenue from contracts with customers was derived from one project.

INCOME TAXES

The Company is a single member LLC and, therefore, is a disregarded entity for tax purposes. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of Michigan has a similar treatment.

The Company is subject to audit by the taxing authorities for the years ending December 31, 2017 through 2019.

SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 25, 2020 and determined that no adjustments are necessary to the amounts reported in the accompanying financial

statements nor have any subsequent events occurred, the nature of which would require disclosure.

CASH AND CASH EQUIVALENTS

The Company considers any investment with a maturity of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents include accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2019, there were no accounts with balances that exceeded the FDIC limits.

FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
2. Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
3. Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available under the circumstances and may include the Company's own data.

As of December 31, 2019 the Company's assets were either cash, prepaid expenses, or marketable securities. The securities were valued as Level 1 inputs at the close of the December 31, 2019 U.S. stock markets. There were no Level 2 or Level 3 asset valuations.

Note 2: ASC 606 REVENUE RECOGNITION

A. Significant Accounting Policy

In May 2014, the Financial Accounting and Standards Board (FASB) issued Accounting Standards Update ("ASU") No 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company has used this standard since its inception in January of 2019. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Revenue from these contracts is recognized at a point in time, when the transaction closes. Funds are collected by the company at that time through an escrow agent.

B. Nature of Services

The following is a description of activities – separated by reportable segments, per FINRA form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue. The Company's revenue consists of fees received through sales of Limited Partnership Interests, interest income on cash, and dividends from company owned marketable securities.

Note 3: Commitments and Contingencies

Plum Capital, LLC is the lessee on an agreement with a related party that obligates the Company to pay $500 on a month-to-month basis. Total lease expense was $6,000 for 2019. As of December 31, 2019 the company was fully in compliance with the lease agreement.

Note 4: Net Capital

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15:1. Net Capital and Aggregate Indebtedness change day to day, but on December 31, 2019 the Company had Net Capital of $189,855 which was $184,855 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness of $4,500 to Net Capital was 0.0024 : 1 which is less than the 15 : 1 maximum ratio allowed for a broker – dealer.

Plum Capital, LLC
Schedule I
Supplemental Computation Pursuant to SEA Rule 17a-5
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2019

			2019
Net Capital			
Ownership equity		$	246,608
Less non-allowable assets			(5,184)
Total Allowable Capital			241,424
Less haircuts on investments		$	(32,019)
Less Undue Concentration			(19,550)
Total Net Capital			189,855
Statutory Minimum Net Capital	**$5,000**		
6 2/3% of Aggregate Indebtedness	**$300**		
Minimum Net Capital Requirement			(5,000)
Excess Over Minimum Net Capital Requirement		$	184,855
Total Aggregate Indebtedness		$	4,500
Ratio of Aggregate Indebtedness to Net Capital			2.37%
Schedule of Aggregate Indebtedness			
Expense Reserve		$	2,500
Payroll Liabilities			2,000
Due to Related Party			-
Aggregate Indebtedness		$	4,500
Reconciliation With Company's Computation			
Net Capital as reported in Company's Part II (Unaudited)			
FOCUS Report		$	189,855
Net audit adjustments			-
		$	189,855

There is no material difference between the net capital stated above and the original December 31 2019 FOCUS Report

PLUM CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See Independent Auditor's Report.

“Schedule III

PLUM CAPITAL, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See Independent Auditor’s Report.

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Plum Capital, LLC

We have reviewed management's statements, included in the accompanying Plum Capital, LLC Exemption Report, in which (1) Plum Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Plum Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Plum Capital, LLC stated that Plum Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Plum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP, P.C.

Southfield, Michigan
February 25, 2020

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, Ronald S. Plaine as sole owner of Plum Capital, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker – dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of assertions provided by the broker or dealer. Pursuant to that provision, management makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by rule 15c3-3, paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met this identified exemption provision without exception throughout the period of January 23, 2019 through December 31, 2019.

By:

Ronald S. Plaine, Sole Owner and Principal
February 25, 2020

PLUM CAPITAL, LLC

FINANCIAL STATEMENTS AND

ACCOMPANYING SUPPLEMENTAL INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2019

PLUM

CAPITAL

PLUM CAPITAL, LLC

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